Exhibit 99.1

 : IONR ASX : INR www.ioneer.com  Providing Material in the U.S. for a Sustainable Planet  INVESTOR PRESENTATION  B Li  February 2024  : IONR  ASX : INR  www.ioneer.com

 This presentation has been prepared as a summary only and does not contain all information about ioneer Ltds (ioneer or the Company) assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to ioneer’s securities. The securities issued by ioneer are considered speculative and there is no guarantee that they will make a return on the capital invested, that dividends will be paid on the shares or that there will be an increase in the value of the shares in the future.  ioneer does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by ioneer are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Investors should make and rely upon their own enquiries before deciding to acquire or deal in the Company's securities.  Forward Looking Statements  Various statements in this presentation constitute statements relating to intentions, future acts and events which are generally classified as “forward looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.  For example, future reserves described in this presentation may be based, in part, on market prices that may vary significantly from current levels. These variations may materially affect the timing or feasibility of particular developments.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements.  ioneer cautions security holders and prospective security holders to not place undue reliance on these forward-looking statements, which reflect the view of ioneer only as of the date of this presentation.  The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.  : IONR  ASX : INR  www.ioneer.com  Competent Persons Statement  In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public reports titled “Rhyolite Ridge Ore Reserve Increased 280% to 60 million tonnes” dated 30 April 2020 and “Mineral Resource increases by 168% to 3.4 Mt lithium carbonate Underscores growth potential for U.S. supply chain” dated 26 April 2023, released on ASX. Further information regarding the Mineral Resource estimate can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “ioneer Delivers Definitive Feasibility that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project” dated 30 April 2020. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  No offer of securities  Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell ioneer securities in any jurisdiction or be treated or relied upon as a recommendation or advice by ioneer.  Reliance on third party information  The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by ioneer.  Lithium Carbonate Equivalent  The formula used for the Lithium Carbonate Equivalent (LCE) values quoted in this presentation is: LCE = (lithium carbonate tonnes produced + lithium hydroxide tonnes produced * 0.880  Note  All $’s in this presentation are US$’s except where otherwise noted.  Disclaimer

 Capital Structure  (As at 14 February 2024)  Shares Outstanding  2.1b  Performance Rights And Options Outstanding  37.4m  Cash Balance – 1 Jan 2024  US$28m  Share Price ASX – 14 Feb 2024  A$0.125  ADR Price NASDAQ (1 ADR = 40 ASX Shares)  US$3.23  Market Capitalisation  A$264m  Research Coverage  Corporate snapshot  Total Shareholder Composition  at 31 December 2023  29.4%  Institutional Investors  23.2%  Retail  13.5%  Corporation/Non-Profit  Unallocated DRs  5.8%  Related Parties  2.3%  Brokers  4.0%  21.5%  Unanalysed  Total Shares by Geography  at 31 December 2023  30.2%  Australia  29.3%  North America  8.7%  Asia  0.9%  United Kingdom  7.6%  Rest of the World  1.7%  Rest of Europe  21.5%  Unanalysed  : IONR  ASX : INR  www.ioneer.com

 BOARD OF DIRECTORS  ALAN DAVIES  Non-executive Director Former Chief Executive, Energy & Minerals of Rio Tinto  ROSE McKINNEY-JAMES  Non-executive Director Former President and CEO of Corporation for Solar Tech & Renewable Resources  JAMES D. CALAWAY  Executive Chair Former Non-executive chair of Orocobre Ltd  MARGARET WALKER  Non-executive Director Former VP Engineering and Technology Centers, Dow Chemical  STEPHEN GARDINER  Non-executive Director Former CFO Oil Search  BERNARD ROWE  Managing Director CEO & Founder  EXECUTIVE TEAM  IAN BUCKNELL  CFO & Company Secretary  MATT WEAVER  Snr VP Engineering & Operations  CHAD YEFTICH  VP Corporate Development & External Affairs  : IONR  ASX : INR  www.ioneer.com  KEN COON  VP Human Resources  YOSHIO NAGAI  VP Commercial Sales & Marketing  Proven & Experienced Team

 In final stage of federal permitting process  Permitting  Binding agreements with Ford (SK), Toyota (Panasonic) and EcoPro  Partnerships  US$490 million conditional financing from Sibanye- Stillwater  Funding  US$700 million conditional loan from U.S. Dept of Energy Loan Programs Office  Debt  State of the art facility with construction set to commence upon permitting approval  Engineering  Multi-generational scale potential with 3.4Mt LCE Mineral Resource Estimate  Growth  What Differentiates Ioneer from other emerging lithium companies  : IONR  ASX : INR  www.ioneer.com

FACT SHEET

Rhyolite ridge lithium-boron project economics

A UNIQUE WORLD CLASS DEPOSIT WITH MULTI-GENERATIONAL SCALE POTENTIAL AND COMPELLING ECONOMICS

Location	Nevada, USA
Project Stage	Bankable Feasibility Study (April, 2020)
Products	Lithium Carbonate, Boric Acid
Mine Plan	64Mt (2.5Mtpa x 26 years)
Production	Li 22,000 tpa B 174,400 tpa
Binding Offtakes	80% of Li production
All in sustaining cash cost	US$2,510/t of LCE
EBITDA	US$288M (LOM)
After-tax NPV_8	US$1.265B
After-tax IRR	20.8%
Price assumptions	Li Carb – US$11,740/t Boric Acid – US$710/t
Mine Life	26 years

Nevada Lithium for the U.S EV Supply Chain

B Li

Current Project

South Basin – still only partially drilled

- Producing enough lithium to power ~400,000 EVs per year
  - >20 ktpa of lithium carbonate and 174 ktpa of boric acid

Multiple organic expansion opportunities

- Resource update[3] estimates Rhyolite Ridge holds enough lithium carbonate to power over 50 million EVs
- Further expansion potential pending additional exploration – North and South Basins

1. See Company announcement titled "ioneer delivers DFS that confirms Rhyolite Ridge as a world-class lithium-boron Project" dated 30 April 2020
2. See Company announcement titled "Rhyolite Ridge Ore Reserve Increased 280% to 60 million tonnes" dated 30 April 2020.
3. See Company announcement titled "Mineral Resource increases by 168% to 3.4Mt lithium carbonate" dated 26 April 2023

6
ioneer Nasdaq : IONR ASX : INR www.ioneer.com

Rhyolite Ridge Lithium-Boron Project

CURRENT LITHIUM & BORON PRODUCTION

with Ford & Toyota production facilities shown



RHYOLITE RIDGE PROJECT
Rio Boron California Boron mine
Albemarle Silver Peak Lithium Operations
Toyota
Ford

IDEALLY POSITIONED TO SERVE THE U.S. EV MARKET

Only known large lithium-boron deposit in North America. Combination of lithium and boron reduces price volatility	**Binding offtake agreements** with Ford, Toyota/Samsung & EcoPro	Two of three key permits. **Final permit in NEPA process**
Conditional **funding of up to ~US$1.2B** from Sibanye-Stillwater and DOE Loan Program Office	**Multiple organic expansion opportunities**	**Nevada Lithium** for the U.S EV Supply Chain

7 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 U.S.  Government Support  REFLECTS STRONG GOVERNMENT SUPPORT TO DEVELOP A U.S. DOMESTIC EV SUPPLY CHAIN  Amount  Conditional loan of up to US$700 million  Term Approximately 10 years  Interest rate  Applicable  U.S. Treasury rates  Rate Type  Fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates  Purpose  Develop the Rhyolite Ridge Lithium-Boron Project  Conditions Include a positive Record of Decision  and Final Investment Decision  IRA advantage  Source for U.S domestic lithium supply  Close to customer markets  World’s 2nd largest car market  Potential benefits under the Act Advanced Manufacturing Production Credit (45X)  Clean Vehicle Credit (30D)  $7,500 credit for qualifying light vehicle purchases  Credit requires increasing use of domestically sourced lithium  U.S. Department of Energy Loan Programs Office  (DOE LPO)  Conditional Term Sheet signed  Inflation Reduction Act (IRA)  : IONR  ASX : INR  www.ioneer.com

Best in Class Partners



FLUOR
EPCM
SNC·LAVALIN
Acid Plant
CAT
Haulage System
GOLDER
Mining
Shell Canada Sulfuric Acid
NewFields
Spent Ore
KCA
Kappes, Cassiday & Associates
Leaching
WestLand
Environmental
KEMETCO RESEARCH INC
Pilot Plant
ABB
Power and Controls
FLSmidth
Material Handling
VEOLIA
Evaporation and Crystallization
ioneer
we are one
Sibanye Stillwater

Technically led approach

>US$150m invested to date	PFS, Pilot Plant, DFS completed, Engineering ready. Fluor is EPCM

Signed binding lithium offtake agreements

Ford Motor | PPES (Toyota - Panasonic) | EcoPro Innovation

Funding

Sibanye-Stillwater to be a 50% JV partner for US$490m[1]	U.S. Dept of Energy Loan Programs Office Conditional Commitment offer for a loan of up to US$700m[2]

9
ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 Detailed Engineering is ready  : IONR  ASX : INR  www.ioneer.com

 Ore Handling/ Sizing and Storage  Sulphuric Acid Plant  Vat Leach Plant  Sulphur Supply  Power Plant  Plant Utilities  Boric Acid Circuit  Reagents  Lithium Carbonate Circuit  Evaporation/ Crystallization  Engineering rendering of the Rhyolite Ridge Processing Plant  : IONR  ASX : INR  www.ioneer.com  Proposed Rhyolite Ridge Process Plant

Commitment to Sustainability

DESIGNED TO MINIMISE IMPACT ON THE ENVIRONMENT

Low Emissions	• Majority of on-site power from CO_2-free energy production, low greenhouse gas emissions. • Mobile equipment meets Tier 4 EPA standards
Low Water Usage	• Project design implements best-in-class water utilization while recycling the majority of water usage. • Expected to use 30x less water per tonne than existing U.S. production
Small Mine Footprint	• No evaporation ponds or tailings dam
Efficient Equipment	• Generating all power on-site. • Automation of mine haulage equipment
Commitment to Sustainability	• All baseline studies for EIS completed over 2 years. • Ongoing commitment to the environment and the protection and conservation of Tiehm's buckwheat • Implementation of TSM[1] ESG program

1. Towards sustainable mining

12
ioneer Nasdaq : IONR ASX : INR www.ioneer.com

Permitting (NEPA) Process

Director of the DOE Loan Programs Office Jigar Shah "said the loan is intended to 'provide assurances to equity investors' that the administration believes the project has 'a pathway forward' to obtaining the permit." (The Electric 18/01/2023)

Pre-permitting

Permitting Process



2016
Acquired initial interest in Rhyolite Ridge Project
2017
Exercised option to acquire interest
2018
Notice level (BLM-permitted) exploration drilling activity
2019
Commenced environmental baseline studies
2020
Held pre-application meetings with BLM
2020
Submitted Mine Plan of Operations to BLM and BLM contracted Stantec to prepare and complete EIS
Mid 2021
Received
1) Air Quality and
2) Water Pollution Control permits from Nevada
June 2022
Submitted revised Mine Plan of Operations that incorporated additional key commitments relating to buckwheat conservation
Dec 2022
Listing of Tiehm's buckwheat and designation of critical habitat under Endangered Species Act
Dec 2022
Publication of Notice of Intent by BLM
Jan - Mar 2023
Public scoping comment period
Expected Q1 2024*
Draft Environmental Impact Statement Issued
Expected Q3 2024*
Final EIS Published (30-day review period)
Expected Q3 2024*
Record of Decision Issued by BLM
Expected 2026*
Rhyolite Ridge Commences Operations

NEXT KEY PERMITTING MILESTONE IS THE PUBLISHING OF THE DRAFT ENVIRONMENTAL IMPACT STATEMENT

* All future dates subject to change without notice

13 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 Four areas aimed at increasing lithium production:  1  High boron-lithium  Current 26-year mine plan 41% of Hi-B Resource  B5 and L6 zones  based on only  2  Low boron-lithium  M5, S5 and L6 zones  Already in mine plan for stockpiling  Evaluation of processing options is underway  3  North Basin  4x larger than South Basin footprint  Leach tests in progress  Well defined by gravity and historic drilling  4  Other Projects  Non-Rhyolite Ridge  Existing tenements  Lithium and Boron  WITHIN INITIAL MINE PLAN FOOTPRINT  Near Term  : IONR  ASX : INR  www.ioneer.com  Medium Term  Long Term  Key Growth Opportunities

 Recent Activities  : IONR www.ioneer.comASX : INR  : IONR www.ioneer.comASX : INR  : IONR  ASX : INR  www.ioneer.com

 Why Ioneer  The Right Products  Lithium carbonate and boric acid  The Right Location  Positioned to serve the U.S. EV battery supply chain  An Experienced Team  With a proven track record  Expansion Potential  With significant organic growth potential  Third Party Validation  U.S. DOE, Sibanye- Stillwater, Ford Motor, PPES, EcoPro  Clear Path to Production  Engineering 70% Complete, Conditional funding, 2 of 3 permits  Plug in to the Future  : IONR  ASX : INR  www.ioneer.com

 Final Environmental Impact Statement  Updated Resource and Reserves  Updated Mine Plan  Updated Capex / Opex Estimate  Federal Record of Decision  Final Investment Decision  2024 Catalysts  : IONR  ASX : INR  www.ioneer.com

 www.ioneer.com.  ir@ioneer.com  : IONR  ASX : INR  www.ioneer.com

 Rhyolite Ridge – High Level Chemical Process Flow Diagram  Lithium H Circuit (Ex  ydroxiode pansion  Sulphuric Acid Plant & Steam Turbine  Run-of- Mine Ore  Crushing to under 20mm  VAT LEACHING  Vat Leach Spent Ore  Steam  : IONR  ASX : INR  www.ioneer.com  Sulphuric Acid for leaching  Boric Acid  Circuit  Boric Acid Packaging & Storage  Evaporation & Crystallization  Lithium Carbonate  Circuit  Lithium Carbonate Packaging & Storage

 : IONR  ASX : INR www.ioneer.com  South Basin Resource  Ore Unit  Ore Tonnes (mT)  Lithium Grade (ppm)  Contained LCE (kT)  Boron Grade (ppm)  Contained Boric Acid (kT)  High Boron  B5  79  1,800  770  17,200  7,790  L6  73  1,350  530  10,900  4,520  M5 (clay)  75  2,450  990  1,200  510  Low Boron  S5  20  1,650  200  1,200  140  L6  108  1,500  870  1,450  910  TOTAL  360  1,750  3,350  6,850  14,060  DOES NOT INCLUDE 2022-23 DRILLING  Source: For further information on Resources 1) ASX release titled “Mineral Resource increases by 168% to 3.4 Mt lithium carbonate Underscores growth potential for U.S. supply chain” dated 26 April 2023. Note, totals may differ due to rounding. Mineral Resources include Ore Reserves.

 South Basin Reserves  : IONR  ASX : INR  www.ioneer.com  Classification  Tonnage (Mt)  Li (ppm)  B (ppm)  Proved Reserves  29.0  1,900  16,250  Probable Reserves  31.5  1,700  14,650  Total Ore Reserves  60.0  1,800  15,400  Ore Reserves – High Boron Only  Per 2020 Resource & Reserve Report)  Approximately half of the Ore Reserve  is classified as Proved  Ore Reserve provides 94% of tonnes in  current 26-year mine plan  Source: For further information on Resources and Reserves see 1) ASX release titled “Mineral Resource increases by 168% to 3.4 Mt lithium carbonate Underscores growth potential for U.S. supply chain” dated 26 April 2023 and 2) ASX release titled “Rhyolite Ridge Ore Reserve Increased 280% to 60 million tonnes” dated 30 April 2020. Note, totals may differ due to rounding..

 Significant growth opportunities  Resource Area 3km2  X  X'  South Basin  North Basin  South Basin  2x larger than footprint of current 360Mt Mineral Resource containing  3.4Mt LCE  Mineralisation is open to north, south and east  Mineral Resource updated April 2023  North Basin  Over 4x larger footprint than South Basin Resource  US Borax (Rio) drilled  >50 holes 1980-90s  2 holes drilled by  INR in 20161  : IONR  ASX : INR  www.ioneer.com

 Growth Opportunity  in Proposed Permitting Footprint  M  5  B5  S5  L6  Mineralised  : IONR  ASX : INR  www.ioneer.com  ALL FOUR MINERALISED LAYERS PROVIDE UPSIDE AND OPTIONALITY

South Basin Mineralisation Types

Type 1	Type 2	Type 3
High Boron-Lithium **SEARLESITE**	**Low Boron-Lithium** **HIGH-CLAY**	**Low Boron-Lithium** **LOW-CLAY**
157Mt Resource 60Mt Ore Reserve	75Mt Resource	128Mt Resource
Acid Leachable Metallurgical tests and Pilot Plant	Acid Leachable Metallurgical tests	Acid Leachable Metallurgical tests
Supports DFS and phase one processing facility design	Stockpiled in phase one mine plan Treated as waste in DFS	Stockpiled in phase one mine plan Treated as waste in DFS
26 years initial mine life 22Kt Li Carb, 174Kt boric acid p.a.	Potential lithium output increase Existing offtake partner demand	Potential lithium output increase with low capex via phase one process plant
Binding Offtakes - Ford, Toyota/Panasonic (PPES), EcoPro	Flow sheet to be finalised – MOU with EcoPro	Flow sheet to be finalised Similar to Type 1

TOTAL MINERAL RESOURCE – 360MT CONTAINING 3.4MT OF LITHIUM CARBONATE AND 14.1MT OF BORIC ACID

24
ioneer Nasdaq : IONR ASX : INR www.ioneer.com

 Acid Leach Results – Average recoveries >89%  Type 1  B5 (Vat)  Type 2  M5 (Agitated)  Type 3  S5 (Vat or Heap)  Type 3  L6 (Vat or Heap)  Type 3  NLB (Vat or Heap)  770 kMT LCE  990 kMT LCE  200 kMT LCE  1,400 kMT LCE  1000 – 3000 kMT LCE  1,800 ppm  2,450 ppm  1,650 ppm  1,500 ppm  1000 – 1700 ppm  94% Li  89% Li  90 – 94% Li  89 – 91% Li  91% Li  300 +  45  20  20  35  SOUTH BASIN  NORTH BASIN  Li  Gr R  #TEST  LEACH HEAD  LEACH TAILS  : IONR  ASX : INR  www.ioneer.com

History of ioneer's Ownership of Rhyolite & Development Schedule

TIMING OF PERMITTING KEY DRIVER TO DEVELOPMENT TIMELINE

2016
- Acquired initial interest in Project
- Maiden Resource

2017
- Start drilling campaign
- Procure water rights
- Double Mineral Resource
- Discovery of heap leach Li-B extraction
- Completion of mining study

2018
- First production of Boric Acid
- Release of PFS
- Complete exploration drilling
- Maiden Reserve

2019
- Start Pilot Plant
- LiCO produced at Pilot Plant
- BA – Binding offtake

2020
- Reserves & Resources upgrade
- Complete DFS
- Complete BA Sales & Distribution
- Final Plan of Operation deemed complete by BLM

2021
- Production of battery grade LiOH
- Air Permit issued
- First Li offtake signed with EcoPro Innovation
- Water Control Permit issued
- JV with Sibanye-Stillwater
- DOE Loan submission accepted as complete

2022
- US Listing on Nasdaq
- Li offtakes signed with Ford Motor and PPES (Toyota/ Panasonic JV)

2023
- Receipt of conditional loan commitment from US Department of Energy
- NOI Published
- Mineral Resource update

2024
- Anticipated Record of Decision (ROD)
- Construction ready
- FID

26 ioneer Nasdaq : IONR ASX : INR www.ioneer.com

CORE


CORE

Sedimentary deposit examples

Ioneer Rhyolite Ridge Li-B (Searlesite) Resource*

Rhyolite Ridge is **only known occurrence** of Searlesite	**170M tons** at: 1,650 ppm Li, 14,100 ppm B	**Including 90M tons** at: 1,850ppm Li, 17,050 ppm B

BLM submitted mine plan of operations contemplates mine 25m tonnes of Li-B material which will be processed

Li-only (clay)

Most common type of sedimentary deposit in North America

BLM submitted mine plan of operations contemplates mine 23m tonnes of Li-Clay material which will be stockpiled

27
ioneer Nasdaq : IONR ASX : INR

Li-B (Searlesite) Before and After Acid Leaching  SEARLESITE ORE EASY AND LESS EXPENSIVE TO WASH, DE-WATER AND DISPOSE OF LEACH RESIDUE  Li-B (Searlesite) mineralisation after acid leach  : IONR www.ioneer.comASX : INR  : IONR  ASX : INR  www.ioneer.com  Li-B (Searlesite) mineralisation before acid leach

 Li-only (Clay) Mineralisation Before and After Acid Leaching  CLAY ORE IS DIFFICULT AND MORE EXPENSIVE TO WASH, DE-WATER AND DISPOSE OF LEACH RESIDUE  Li-only (Clay) mineralisation after acid leach  Li-only (Clay) mineralisation before acid leach  : IONR www.ioneer.comASX : INR  : IONR  ASX : INR  www.ioneer.com